Shareholder Alert

Please vote against 4
Which asks for a so-what nonbinding ratification of [eBay’s no better than average] Special Meeting Provisions
A few lines below is the complete 2018 shareholder proposal that eBay bumped from its 2018 proxy statement so that shareholders would be forced to vote only on item 4.
This paragraph from the bumped shareholder proposal is of particular importance:

This proposal is of increased importance because we do not have the right to act by written consent. Written consent won 47% support at the eBay 2017 annual meeting. This 47%-support could have been higher (for instance 51%) if small shareholders had the same access to independent corporate governance recommendations as large shareholders.

Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board’s current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison in 2013.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle such as the election of directors. (Written consent completely lacking at eBay.) More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent

Scores of Fortune 500 companies allow a more functional 10% of shares to call a special meeting compared to eBay’s higher requirement. eBay shareholders do not have the full right to call a special meeting that is available under state law.

 This proposal is of increased importance because we do not have the right to act by written consent. Written consent won 47% support at the eBay 2017 annual meeting. This 47%-support could have been higher (for instance 51%) if small shareholders had the same access to independent corporate governance recommendations as large shareholders.

Please vote to improve management accountability to shareholders:
Special Shareholder Meeting Improvement

eBay management in effect said that the best way for shareholders to make a decision is for shareholders to read only the management reason to not improve an important shareholder right. And then to top things off management would spend shareholder money to advertise to its own shareholders the biased management opinion to not improve an important shareholder right. Management hired a $2 Billion law firm to prevent shareholders from voting on the above proposal to improve the shareholder right to call a special meeting.

Management then substituted its own no better than average shadow proposal on its 2018 annual meeting proxy.

The shareholder proposal highlighting the need for an improved shareholder right to call a special meeting. Management insisted that its shareholders should be stuck with a no better than average right to call a special shareholder meeting. The Management shadow proposal 4 only gives one side of this important shareholder right – reasons to do without any improvement. Then management spent shareholder money to prop up its one-sided shadow proposal to limit this important shareholder right.

Vote against 4 because 4 could start a trend for the management (at any company that you invest in) to bump shareholder proposals asking for improved shareholder rights.

Please vote against 4
Ratification of [eBay’s no better than average] Special Meeting Provisions
John Chevedden
eBay shareholder since 2010

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
 This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder asks all shareholders to vote against 4 following the instructions provided in the management proxy mailing.